UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2020

Future Labs V, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: __024-11065________

Delaware	82-3705318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th Street Santa Monica, CA	90401
(Address of principal executive offices)	(Zip Code)

310-310-2410
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 30, 2020

FUTURE LABS V, INC.

1438 9th STREET

SANTA MONICA, CA 90401

WWW.GRAZEMOWING.COM

In this Semi-Annual Report, the terms “we”, “Graze Mowing”, “Graze”, “Future Labs V” or “the Company” refers to Future Labs V, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Operating Results

Through fiscal years ended June 30, 2020, the company was still in an early stage of development and had not yet generated revenue. Nevertheless, the company did sign Letters of Intent (LOIs) with two commercial landscaping companies, Mainscape and the second is a golf course / country club in California. As per the LOIs, Mainscape and the golf course agreed to potentially purchase 210 Graze units collectively, which represents a $19,020,000 revenue opportunity for Graze over 6 years.

On the expense side, in the fiscal year Jan 1, 2018 - Dec 31, 2018 our costs consisted wholly of general & administrative costs, which totaled $17,287. In the fiscal year Jan 1, 2019 - Dec 31, 2019 we incurred significantly greater costs, with the primary drivers being research and development expenses of $582,082, sales & marketing expenses of $45,144, and general & administrative expenses of $186,089. The total operating expenses for the fiscal year 2019 were $813,315.

In the six months ended June 30, 2020, we increased our expenses to $1,103,325. This period reflects increased expenses in our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees has also increased as we began to ramp up prototype development efforts.

Since the end of the period covered by our audited financial statements, we expect similar monthly expenses aside from an increase in labor costs from additional full time and part time employees. The team will continue to grow as we push development of our product into production ready capabilities.

Liquidity and Capital Resources – For the Six Months Ending June 30, 2020

As of June 30th, 2020, the company’s Cash and Cash Equivalents balance was $1,107. In June 2018, the company loaned $250,000 to Wavemaker Partners V, LP at a 6% compounded interest rate. This loan is due to be repaid in 2020. Additionally, in 2019, the company borrowed a total of $198,940 from Future VC, LLC in order to fund operations. These loans are due to be repaid in 2020 and have a 3% annual interest rate. As of June 30th, 2020 we have not yet closed capital from our Series A fundraising efforts. However, as of the date of this report, the Company has issued 693,891 shares of Series A Preferred Stock for gross proceeds of $4,024,567.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company.

Trend Information

Since launching in 2017, the company has historically maintained minimal expenses. In 2018, the Company obtained letters of intent from two customers, which include a non-binding commitment to purchase 400 mowers at a purchase price of $30,000 per mower and $1,000 per month for the useful life of the mower. In 2020, the Company obtained a second customer in the form of a commercial agreement for 10 mowers at a purchase price of $30,000 per mower and $1,000 per month for the useful life of the mower.

In addition to being our second customer, the golf course, not only brings more potential revenue to the Company, but also opens up an entirely new market for their product: Golf Courses. In addition to their role as a buyer, the golf course customer will also provide valuable developmental insight to Graze on adapting the lawn mower’s capabilities to mow golf courses, which use a reel mower (specialized type of cutting mechanism) that cuts grass at a height of 0.125 inches. For comparison, 0.125 inches is roughly equivalent to the height of two quarters stacked on top of each other.

At the end of 2019, there were 38,864 public and private golf courses across the globe, with 16,752 of these being situated in the US. In the US, these golf courses spent $845.7k on average on land maintenance in 2019, with the expenditure expected to jump to $987.5k by the end of 2020. As such, the golf course land maintenance market in the US is estimated at $14.2 billion in 2019 and is expected to balloon to $16.5 billion by the end of 2020. Nevertheless, labor availability continues to be the greatest hindrance to growth in the golf course industry and Graze is attempting to solve the issues around accessing labor with a sophisticated, fully-electric, and fully-autonomous robotic solution.

The Company had begun ramping up research and development of its prototype in 2019, and by July 2019, had a working version of its prototype. In order to build and deliver a fully functional prototype to our customers by Q3/Q4 of 2020, the Company has since increased expenses attributable to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an effect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because these letters of intent are non-binding, these two customers may not end up purchasing equipment from Graze, which could result in delaying when the Company starts making revenue.

Future Labs V, INC.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation(1)

2.3	Amended and Restated Bylaws(2)

4.1	Subscription agreement(3)

6.2	Letter of Intent from Mainscape, Inc. (4)

6.3.	Convertible Promissory Note with Wavemaker Partners V, LP (5)

6.4	Convertible Promissory Note with Wavemaker Global Select, LLC (6)

11.1.	Consent of Independent Auditor (7)

11.3	Consent of Mainscape, Inc (8)

11.4	Consent of Wavemaker Labs (9)

(1)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(2)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(3)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(4)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(5)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(6)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(7)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(8)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(9)	Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Labs V, Inc.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Future Labs V, Inc.
Date: September 30, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Future Labs V, Inc.
Date: September 30, 2020

By	/s/ James Jordan
James Jordan, Principal Financial Officer, Principal Accounting Officer, Director
Future Labs V, Inc.
Date: September 30, 2020

 FUTURE LABS V, INC. d/b/a GRAZE

FINANCIAL STATEMENTS

JUNE 30, 2020

FUTURE LABS V, INC.

BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,107	$64,073
Loan receivable, related party	661,753	647,153
Interest receivable, related party	39,716	26,149
Deferred offering costs	333,887	115,479
Total assets	$1,036,463	$852,854

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$1,513,320	$539,541
Accounts payable	64,622	$1,458
Accrued expenses, related party	65,000	65,000
Loan payable, related party	442,727	225,360
Interest payable, related party	27,633	11,430
Total current liabilities	2,113,302	842,789
Convertible promissory note, related party	465,000	465,000
Total liabilities	2,578,302	1,307,789

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of both June 30, 2020 (unaudited) and December 31, 2019	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 3,000,000 shares issued and outstanding as of both June 30, 2020 (unaudited) and December 31, 2019	300	300
Common stock, $0.0001 par value, 10,000,000 shares authorized, 3,000,000 shares issued and outstanding as of both June 30, 2020 (unaudited) and December 31, 2019	-	-
Additional paid-in capital	370,705	360,648
Accumulated deficit	(1,912,844)	(815,883)
Total stockholders' equity (deficit)	(1,541,839)	(454,935)
Total liabilities and stockholders' equity (deficit)	$1,036,463	$852,854

The accompanying notes are an integral part of these financial statements.

FUTURE LABS V, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Net revenue	$-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	785,468	32,380
Sales and marketing	270,558	-
General and administrative	47,299	123,744
Total operating expenses	1,103,325	156,124

Loss from operations	(1,103,325)	(156,124)

Other income (expense):
Other income	9,000	-
Interest income	13,567	7,591
Interest expense	(16,203)	-
Total other income (expense), net	6,364	7,591

Provision for income taxes	-	-
Net loss	$(1,096,961)	$(148,533)

Weighted average common shares outstanding - basic and diluted	-	3,000,000

Net loss per common share - basic and diluted	$-	$(0.05)

The accompanying notes are an integral part of these financial statements.

FUTURE LABS V, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2018	-	$-	-	$-	3,000,000	$300	$313,237	$(9,602)	$303,935
Net loss	-	-	-	-	-	-	-	(148,533)	(148,533)
Balances at June 30, 2019 (unaudited)	-	-	-	-	3,000,000	300	313,237	(158,135)	155,402

Balances at December 31, 2019	-	$-	3,000,000	$300	-	$-	$360,648	$(815,883)	$(454,935)
Stock compensation expense	-	-	-	-	-	-	10,057	-	10,057
Net loss	-	-	-	-	-	-	-	(1,096,961)	(1,096,961)
Balances at June 30, 2020 (unaudited)	-	$-	3,000,000	$300	-	$-	$370,705	$(1,912,844)	$(1,541,839)

The accompanying notes are an integral part of these financial statements.

FUTURE LABS V, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Cash flows from operating activities:
Net loss	$(1,096,961)	$(148,533)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	10,057	-
Non-cash advertising expenses	14,400	-
Changes in operating assets and liabilities:
Interest receivable, related party	(13,567)	(7,397)
Accounts payable, related party	973,779	-
Accounts payable	63,164	-
Interest payable, related party	16,203	-
Net cash used in operating activities	(32,925)	(155,930)
Cash flows from investing activities:
Net issuance of loans to related parties	(14,600)	-
Net cash used in investing activities	(14,600)	-
Cash flows from financing activities:
Proceeds from related party loans	202,967	198,140
Offering costs	(218,408)	-
Net cash provided by (used in) financing activities	(15,441)	198,140
Net change in cash and cash equivalents	(62,966)	42,210
Cash and cash equivalents at beginning of period	64,073	46,250
Cash and cash equivalents at end of period	$1,107	$88,460

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Issuance of related party loan payable for advertising costs incurred	$14,400	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Labs V, Inc. (the “Company”), doing business as Graze, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell commercial robotic lawnmowers. The Company is headquartered in Santa Monica, California.

As of June 30, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,096,961 and $148,533 for the six months ended June 30, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2020 and 2019. As of June 30, 2020, the Company had an accumulated deficit of $1,912,844 and limited liquid assets with $1,107 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2020 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2020 and 2019 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2019. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2019 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2020 and December 31, 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2020 and 2019 amounted to approximately $230,000 and $0, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

Accrued Expenses

As of June 30, 2020 and December 31, 2019, the Company had $65,000 in material costs not yet invoiced. This amount is included in research and development expenses in the statements of operations.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2020 and December 31, 2019, the Company had capitalized deferred offering costs of $333,887 and $115,479, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2020 and 2019 are as follows:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Convertible promissory note, related party*	43,759	-
Options to purchase common stock	370,637	-
Warrants	173,511	-
Total potentially dilutive shares	587,907	-

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of June 30, 2020. See Note 6 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of June 30, 2020 and December 31, 2019:

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of June 30,	June 30,	December 31,
Name	Date	Date	Rate	2020	2020	2019
				(unaudited)	(unaudited)
Wavemaker Partners V, LP	6/27/2018	10/31/2020*	6%	$30,185	$250,000	$250,000
Future VC 8, Inc.	5/30/2019	5/30/2020	3%	1,960	60,000	60,000
Future VC 9, Inc.	7/5/2019	7/5/2020	3%	891	30,000	30,000
Future Labs VII, Inc.	9/9/2019	9/9/2020	3%	850	35,000	35,000
Future Labs III, Inc.	9/16/2019	9/16/2020	3%	356	15,000	15,000
Future Labs VII, Inc.	9/24/2019	9/24/2020	3%	922	40,000	40,000
Future Labs VII, Inc.	10/09/2019	10/9/2020	3%	1,200	55,000	55,000
Future Labs VII, Inc.	10/21/2019	10/21/2020	3%	451	21,653	21,653
Future Labs VII, Inc.	10/25/2019	10/25/2020	3%	1,025	50,000	50,000
Future Labs III, Inc.	10/25/2019	10/25/2020	3%	205	10,000	10,000
Future VC 6, Inc.	10/25/2019	10/25/2020	3%	308	15,000	15,000
Future Labs I, Inc.	10/31/2019	10/31/2020	3%	70	3,500	3,500
Future VC 7, Inc.	10/31/2019	10/31/2020	3%	180	9,000	9,000
Future Labs VII, Inc.	11/12/2019	11/12/2020	3%	95	5,000	5,000
Future Labs VII, Inc.	11/12/2019	11/12/2020	3%	761	40,000	40,000
Future Labs III, Inc.	11/21/2019	11/21/2020	3%	146	8,000	8,000
Future Labs VII, Inc.	Jan-Mar 2020	Jan-Mar 2021	3%	110	14,600	-
				$39,716	$661,753	$647,153

*The loan was originally due October 31, 2018. In 2019, the maturity date was extended to October 31, 2020

In February 2019, the Company loaned an additional $30,000 to a related party under a promissory note, which was fully repaid in April 2019.

All loans above are unsecured. During the six months ended June 30, 2020 and 2019, the Company recognized interest income of $13,567 and $7,591, respectively, all of which remains unpaid as of June 30, 2020 and December 31, 2019.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2019 and 2018:

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of June 30,	June 30,	December 31,
Name	Date	Date	Rate	2020	2020	2019
				(unaudited)	(unaudited)
Future VC 5, Inc.	5/22/2019	5/22/2020	3%	$2,338	$70,140	$70,140
Future VC 3, Inc.	6/3/2019	6/3/2020	3%	97	3,000	3,000
Future VC 4, Inc.	6/17/2019	6/17/2020	3%	3,899	125,000	125,000
Future Labs III, Inc.	12/31/2019	12/31/2020	3%	408	27,220	27,220
Future Labs III, Inc.	2/29/2020	2/28/2021	3%	144	14,400	-
Future Labs VI, Inc.	5/8/2020	5/8/2021	3%	48	9,500	-
Future VC, Inc.	Feb - Jun 2020	Feb - Jun 2021	3%	1,006	193,467	-
				$7,940	$442,727	$225,360

During the six months ended June 30, 2020, the Company issued a promissory note of $14,400 in exchange for marketing expenses incurred by a related party on behalf of the Company. This amount is included in sales and marketing expense in the statements of operations. Refer to Note 10.

During the six months ended June 30, 2020, the Company incurred interest expense of $4,578, all of which remains unpaid as of June 30, 2020.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	CONVERTIBLE PROMISSORY NOTE, RELATED PARTY

In August 2019, the Company issued two convertible promissory notes (the “Notes”) to two related parties, Wavemaker Partners V, LP and Wavemaker Global Select, LLC, for an aggregate principal amount of $465,000. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $3,300,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). In the event that a financing that is not a qualified financing occurs prior to the notes’ respective maturity dates or earlier conversion of the Notes, the noteholders have the option to convert the Notes into shares of the Company’s common stock by dividing the outstanding principal and unpaid interest by a conversion price equal to the lesser of i) 80% of the price paid per share for such shares or ii) $8,000,000 divided by the dilutive common shares outstanding. If the Notes remain outstanding on or after the maturity date, the outstanding principal and accrued interest shall be convertible, at the noteholders’ option, into shares of a newly created class of Series Seed Preferred Stock at price equal to $8,000,000 divided by the dilutive common shares outstanding. Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to the lesser of i) 80% of the price paid per share in the sale of the Company or ii) a price equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding.

The Notes have a 3-year term maturing in August 2022. The notes bear interest at 5% per annum. During the six months ended June 30, 2020, interest expense incurred on these notes was $11,625, all of which remains unpaid as of June 30, 2020.

7.	STOCKHOLDERS’ EQUITY

As of June 30, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which 1,968,210 shares are designated as Series A Preferred Stock and 750,000 shares are designated as Series A-1 Preferred Stock. The Company is authorized to issue 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019, there were no shares of Preferred Stock issued or outstanding.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a Shadow Series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow Series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a 50% reduction in liquidation preference and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A Conversion Price. The Series A Conversion price squall initially equally the Original Issue Price. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

In December 2017, the Company issued to its founder and outside investors a total of 626,673 shares of common stock at $0.50 per share for total proceeds of $313,337.

During March 2018, the Company issued 2,373,327 shares of common stock to a related party for total proceeds of $200.

These stock issuances were conducted under terms of a shareholder agreement, which includes restrictions on transfer and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

During 2019, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

As of both June 30, 2020 and December 31, 2019, the Company had 0 shares of common stock issued and outstanding and 3,000,000 shares of Class F Stock issued and outstanding, respectively.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 548,750 and 362,637 shares as of June 30, 2020 and December 31, 2019, respectively. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of June 30, 2020, there were 178,113 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the six months ended June 30, 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	362,637	$0.50	$-
Granted	8,000	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2020 (unaudited)	370,637	$0.50	$-

Exercisable as of June 30, 2020 (unaudited)	216,346	$0.50

The fair value of common stock for options granted during the year was $0.50 per share, which was used in calculating the valuation of the options at a weighted average fair value of $0.22 per share. As of June 30, 2020 the weighted average duration to expiration of outstanding options was 7.5 years.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Risk-free interest rate	0.80%	n/a
Expected term (in years)	6.08	n/a
Expected volatility	44.43%	n/a
Expected dividend yield	0%	n/a
Fair value per stock option	$0.22	n/a

The total grant-date fair value of the options granted during the six months ended June 30, 2020 was $1,760. Stock-based compensation expense for stock options of $10,057 was recognized under FASB ASC 718 for six months ended June 30, 2020. Total unrecognized compensation cost related to non-vested stock option awards amounted to $31,486 and $39,888 as of June 30, 2020 and December 31, 2019, respectively, which will be recognized over a weighted average period of 1.6 years.

Warrants

In October 2019, the Company granted 173,511 warrants with an exercise price of $0.50 per share to a consultant as consideration for services. The grant-date fair value was $0.13 per share, or an aggregate fair value of $22,556. One-third of the warrants each exercise in monthly installments over a period of two years commencing on the completion of three separate milestones. As of June 30, 2020 and December 31, 2019, it was determined that one milestone had been achieved, and therefore stock-based compensation expense of $7,519 was recognized under ASC 718 for the year ended December 31, 2019. As of June 30, 2020 and December 31, 2019, 45,788 and 31,328 warrants were exercisable, respectively.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
General and administrative expenses	$9,063	$-
Research and development expenses	993	-
	$10,057	$-

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense and research and development and net operating loss carryforwards. As of June 30, 2020, the Company had net deferred tax assets before valuation allowance of $448,557. The following table presents the deferred tax assets and liabilities by source:

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

June 30,
2020
(unaudited)
Deferred tax assets:
Net operating loss carryforwards	$142,342
Stock-based compensation	13,990
Cash to accrual differences	292,226
Valuation allowance	(448,557)
Net deferred tax assets	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the six months ended June 30, 2020, cumulative losses through June 30, 2020, and no history of generating taxable income. Therefore, a full valuation allowance of $448,557 was recorded. The valuation allowance increased by $198,090 during the six months ended June 30, 2020. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0% and 39.8%, respectively. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4, 5 and 6 for detail on the Company’s loan receivable, loan payable and convertible promissory notes with related parties.

The following is a summary of operating expenses incurred with related parties during the six months ended June 30, 2020 and 2019:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Research and development	$784,463	$-
Sales and marketing*	14,400	-
General and administrative	11,046	-
	$809,909	$-

*The Company issued a related party loan payable for sales and marketing expenses incurred.

As of June 30, 2020 and December 31, 2019, the Company had $255,124 and $76,854 in deferred offering costs incurred with related parties, respectively.

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

FUTURE LABS V, INC.

NOTES TO FINANCIAL STATEMENTS

12.	SUBSEQUENT EVENTS

As of the issuance date of these financial statements, the Company has issued 693,891 shares of Series A Preferred Stock for gross proceeds of $4,024,567.

Management has evaluated subsequent events through September 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.